**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated May 20, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X**     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __      **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __      **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __      **No X**

Enclosure: Press release: **RETIREMENT OF DIRECTORS**



**AngloGold Ashanti Limited**
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

# News Release

20 May 2013

## RETIREMENT OF DIRECTORS

In terms of JSE Listings Requirement 3.59 (b), shareholders are advised that Messrs WA Nairn, FB Arisman and F Ohene-Kena retired from the board of AngloGold Ashanti at the annual general meeting of shareholders held on Monday, 13 May 2013.  Notice of their impending retirement had been made in the Company's 2012 annual financial statements.

### JSE Sponsor:  UBS South Africa (Pty) Limited

### ENDS

<u>**Contacts**</u>

| Media | Tel: | E-mail: |
|---|---|---|
| Alan Fine | +27-11 637- 6383 / +27 (0) 83 250 0757 | afine@anglogoldashanti.com |
| Chris Nthite | +27 (0) 11 637 6388/+27 (0) 83 301 2481 | cnthite@anglogoldashanti.com |
| Stewart Bailey | +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021 | sbailey@anglogoldashanti.com |
| General inquiries | +27 11 637 6031 | media@anglogoldashanti.com |
| | | |
| **Investors** | | |
| Stewart Bailey | +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021 | sbailey@anglogoldashanti.com |
| Sabrina Brockman (US & Canada) | +1 (212) 858 7702 / +1 646 379 2555 | sbrockman@anglogoldashanti.com |
| Mike Bedford (UK & Europe) | +44 779 497 7881 / +44 1225 93 8483 | mbedford@anglogoldashanti.com |
| General inquiries | +27 11 637 6059 | investors@anglogoldashanti.com |

certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


AngloGold Ashanti Limited

Date:  May 20, 2013


By:      /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title:    Group General Counsel and Company Secretary